As filed with the Securities and Exchange Commission on February 17, 2015	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________________

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_____________

AKBANK TÜRK ANONİM ŞİRKETİ
(Exact name of issuer of deposited securities as specified in its charter)
_____________

[N/A]
(Translation of issuer’s name into English)
_____________

Republic of Turkey
(Jurisdiction of incorporation or organization of issuer)
_________________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
_____________

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_____________

National Corporate Research, Ltd.
10 E. 40th Street, 10th Floor
New York, NY 10016
(Address, including zip code, and telephone number, including area code, of agent for service)
_________________________________

Copies to:

Adam Wells, Esq. Allen & Overy LLP One Bishops Square London, E1 6AD, UK	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036
_________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
_________________________________

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive two (2) ordinary Shares of Akbank Türk Anonim Şirketi	100,000,000 ADSs	$5.00	$5,000,000	$581.00
*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt, Top Center.

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Articles 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Article 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Articles 14, 18, 19 and 21

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Articles 7 and 8

Item 2. AVAILABLE INFORMATION			Article 11

Akbank Türk Anonim Şirketi (the “Company”)  publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.akbank.com  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)
Form of Amended and Restated Deposit Agreement, by and among Akbank Türk Anonim Şirketi (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Owners and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ None.

Item 4.    UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among of Akbank Türk Anonim Şirketi, Citibank, N.A., as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of February, 2015.

Legal entity created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive two (2) ordinary Shares of Akbank Türk Anonim Şirketi.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Akbank Türk Anonim Şirketi certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Istanbul, Turkey, on February 17, 2015.

AKBANK TÜRK ANONIM ŞIRKETI

By:	/s/ Hakan Binbaşgil
Name: Hakan Binbaşgil
Title: Chief Executive Officer and Board Member

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 17, 2015.

Signature	Title

/s/ Suzan Sabanci Dinçer	Chairman and Executive Board Member
Name: Suzan Sabanci Dinçer

/s/ Hakan Binbaşgil	Chief Executive Officer and Board Member
Name: Hakan Binbaşgil	(Principal Executive Officer)

/s/ Erol Sananci	Honorary Chairman and Consultant to the Board
Name: Erol Sabanci

/s/ Atil Özus	Chief Financial Officer
Name: Atil Özus	(Principal Financial Officer)

/s/ Hayri Çulhaci	Vice Chairman and Executive Board Member
Name: Hayri Çulhaci

/s/ Türker Tunali	Senior Vice President
Name: Türker Tunali	(Principal Accounting Officer)

/s/ Cem Mengi	Executive Board Member
Name: Cem Mengi

/s/ Yaman Törüner	Board Member
Name: Yaman Törüner

Signature Authorized U.S. Representative Puglisi & Associates By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director	Title

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement

(d)	Opinion of counsel to the Depositary